UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

SEARCHLIGHT MINERALS CORP.
(Name of Issuer)

Common stock, $0.001 par value per share
(Title of Class of Securities)

812224 20 2
(CUSIP Number)

CHARLES A. AGER
17146 – 20th Avenue
Surrey, British Columbia, Canada, V3S 9N4
(604) 536-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 812224 20 2

1.	Names of Reporting Person: CHARLES A. AGER.
I.R.S. Identification Nos. of above persons (entities only): Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
Not applicable.

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
Not applicable.

6.	Citizenship or Place of Organization: Canada.

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power:	16,105,000 Shares.(1)(2)

8.	Shared Voting Power:	870,190 Shares.(1)(3)

9.	Sole Dispositive Power:	16,105,000 Shares.(1)(2)

10.	Shared Dispositive Power:	870,190 Shares.(1)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
16,975,190 Shares.(1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not applicable.

13.	Percent of Class Represented by Amount in Row (11): 16.3% (based on 104,116,641 shares of the Issuer’s common stock being issued and outstanding as at April 14, 2008).

14.	Type of Reporting Person (See Instructions): IN.

CUSIP No. 812224 20 2

(1)

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(2)

16,000,000 of these shares are the same securities which have already been reported by Nanominerals Corp. (“Nanominerals”) by way of previous statement filed on Schedule 13D dated February 16, 2006. Nanominerals is a privately held Nevada corporation. Ian R. McNeil and Carl S. Ager, who are directors and officers of the Issuer, each own 17.5% of the issued and outstanding shares of Nanominerals. The Reporting Person, who is now the sole director and officer of Nanominerals, and his spouse, Carol Ager, collectively own 35% of the issued and outstanding shares of Nanominerals. A group of additional shareholders of Nanominerals, none of whom is a director or officer of  Nanominerals or the Issuer, collectively own the remaining 30% of the issued and outstanding shares of Nanominerals. The subject shares were acquired in the following manner and the Reporting Person’s requirement to file this statement arose under the following circumstances:

On October 24, 2005, and in connection with the Issuer’s then Assignment Agreement with Nanominerals, the Issuer issued to Nanominerals a warrant to purchase 10,000,000 Shares of the Issuer’s common stock at an exercise price of $0.375 per Share expiring June 1, 2015, pursuant to Section 4(2) of the Securities Act of 1933 (the “Warrants”). At the instruction of Nanominerals the Issuer issued 2,000,000 of the Warrants to Clarion Finanz AG, a designate of Nanominerals. The 10,000,000 Shares of common stock are restricted shares as defined in the Securities Act. The Warrants were issued to Nanominerals in connection with the assignment to the Issuer of Nanominerals’ then interest in a joint venture agreement dated May 20, 2005, between Nanominerals and Verde River Iron Company, LLC, for the purpose of funding the Issuer’s Clarkdale Slag Project, and which interest was acquired and derived by Nanominerals through its working capital. On January 17, 2006, Nanominerals acquired 16,000,000 of the Issuer’s Shares of common stock for a total purchase price of $4,640.50 from K. Ian Matheson, a member of the Issuer’s Board of Directors, the funds for which were derived by Nanominerals through its working capital. On that same date Nanominerals also entered into the following transactions respecting the Warrants: (i) Nanominerals sold 8,000,000 of its warrants to K. Ian Matheson in consideration of $5,000, (ii) Nanominerals sold 1,000,000 of its Warrants to Richard J. Werdesheim and Lynne Werdesheim Family Trust for a payment of $625, and (iii) Nanominerals sold the remaining 1,000,000 of its Warrants to Craigen L.T. Maine, as trustee for the Maine Rev. Family Trust, for a payment of $625. The transfers were completed pursuant to Section 4(2) of the Securities Act of 1933.

The remaining 105,000 of these shares are beneficially owned and registered in the name of Geotech Mining Inc., a privately held Nevada corporation of which the Reporting Person is the sole shareholder, director and officer.

(3)

765,190 of these shares are beneficially owned and registered in the name of Carol Ager, the Reporting Person’s spouse. The remaining 105,000 of these shares are beneficially owned and registered in the name of Geosearch Inc., a privately held Nevada corporation of which Carol Ager, the Reporting Person’s spouse, is the sole shareholder, director and officer.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, the (“1934 Act”). Charles A. Ager is sometimes referred to herein as the “Reporting Person” herein.

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CUSIP No. 812224 20 2

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, at a par value of $0.001 per share (collectively, the “Shares”), of Searchlight Minerals Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at #120 – 2441 W. Horizon Ridge Parkway, Henderson, Nevada 89052.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Persons filing this Statement:

This statement is filed by Charles A. Ager (the “Reporting Person”).

B.	Residence or Business Address:

The Reporting Person’s residential address is 17146 – 20th Avenue, Surrey, British Columbia, Canada, V3S 9N4.

C.	Present Principal Occupation and Employment

The Reporting Person’s present principal occupation is that of a self-employed geophysical engineer.

D.	Criminal Proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 24, 2005, and in connection with the Issuer’s then Assignment Agreement with Nanominerals Corp. (“Nanominerals”), the Issuer issued to Nanominerals a warrant to purchase 10,000,000 Shares of the Issuer’s common stock at an exercise price of $0.375 per Share expiring June 1, 2015, pursuant to

CUSIP No. 812224 20 2

Section 4(2) of the Securities Act of 1933 (the “Warrants”). At the instruction of Nanominerals the Issuer issued 2,000,000 of the Warrants to Clarion Finanz AG, a designate of Nanominerals. The 10,000,000 Shares of common stock are restricted shares as defined in the Securities Act. The Warrants were issued to Nanominerals in connection with the assignment to the Issuer of Nanominerals’ then interest in a joint venture agreement dated May 20, 2005, between Nanominerals and Verde River Iron Company, LLC, for the purpose of funding the Issuer’s Clarkdale Slag Project, and which interest was acquired and derived by Nanominerals through its working capital.

On January 17, 2006, Nanominerals acquired 16,000,000 of the Issuer’s Shares of common stock for a total purchase price of $4,640.50 from K. Ian Matheson, a member of the Issuer’s Board of Directors, the funds for which were derived by Nanominerals through its working capital.

On that same date Nanominerals also entered into the following transactions respecting the Warrants: (i) Nanominerals sold 8,000,000 of its Warrants to K. Ian Matheson in consideration of $5,000, (ii) Nanominerals sold 1,000,000 of its Warrants to Richard J. Werdesheim and Lynne Werdesheim Family Trust for a payment of $625, and (iii) Nanominerals sold the remaining 1,000,000 of its Warrants to Craigen L.T. Maine, as trustee for the Maine Rev. Family Trust, for a payment of $625. The transfers were completed pursuant to Section 4(2) of the Securities Act of 1933.

As a result of these transactions Nanominerals holds 16,000,000 Shares (or approximately 17.1% of the Issuer’s issued and outstanding common stock) as of such date.

In connection with the Issuer’s acquisition of the Searchlight Claims in February of 2005, Geotech Mining Inc. (“Geotech”) and Geosearch Mining Inc. (“Geosearch”), which are affiliates of each of the Reporting Person and the Reporting Person’s spouse, Carol Ager; who at the time were Searchlight Claim owners, each received 105,000 Shares of common stock and are anticipated to receive an additional 35,000 Shares each under their respective option agreements for the Issuer’s Searchlight Project. The Reporting Person is the sole shareholder, director and officer of Geotech, and the Reporting Person’s spouse, Carol Ager, is the sole shareholder, director and officer of Geosearch.

765,190 of these Shares are beneficially owned and registered in the name of Carol Ager, the Reporting Person’s spouse, who acquired said Shares in a private transaction.

As a result of these transactions the Reporting Person, through the Shareholdings of each Nanominerals, Geotech, Geosearch and Carol Ager in and to the Issuer, has sole or shared voting and dispositive power over an aggregate of 16,975,190 Shares (or approximately 16.3% of the Issuer’s issued and outstanding common stock) as of today’s date.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person (which for the purposes of this statement includes Nanominerals, Geotech, Geosearch and Carol Ager) acquired the Shares as described herein as part of the Reporting Person’s overall investment strategy.

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Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)

any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)	Nanominerals (and, therefore, the person with control over Nanominerals as identified in Item 2(a) above; the Reporting Person) is the beneficial owner of 16,000,000 Shares of

CUSIP No. 812224 20 2

common stock of the Issuer, representing approximately 15.4% of the Issuer’s issued and outstanding Shares (based on 104,116,641 Shares being issued and outstanding as at April 14, 2008). The Reporting Issuer has sole voting and dispositive power over these Shares;

Geotech (and, therefore, the person with control over Geotech as identified in Item 2(a) above; the Reporting Person) is the beneficial owner of 105,000 Shares of common stock of the Issuer, representing approximately 0.1% of the Issuer’s issued and outstanding Shares (based on 104,116,641 Shares being issued and outstanding as at April 14, 2008). The Reporting Issuer has sole voting and dispositive power over these Shares;

Geosearch (and, therefore, the person with control over Geotech as identified in Item 2(a) above; the Reporting Person) is the beneficial owner of 105,000 Shares of common stock of the Issuer, representing approximately 0.01% of the Issuer’s issued and outstanding Shares (based on 104,116,641 Shares being issued and outstanding as at April 14, 2008). The Reporting Issuer has shared voting and dispositive power over these Shares; and

Carol Ager (and therefore, the person with control over Nanominerals as identified in Item 2(a) above; the Reporting Person) is the beneficial owner of 765,190 Shares of common stock of the Issuer, representing approximately 0.7% of the Issuer’s issued and outstanding Shares (based on 104,116,641 Shares being issued and outstanding as at April 14, 2008). The Reporting Issuer has shared voting and dispositive power over these Shares.

(b)

As of the date hereof, and within the 60 day period prior hereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer’s securities has been engaged in by the Reporting Person other than as disclosed herein.

(c)

As of the date hereof, to the best knowledge and belief of the undersigned, no other person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(d)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer, nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 812224 20 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008.

CHARLES A. AGER

/s/ Charles A. Ager